February 14, 2025

James O'Rourke
Chief Executive Officer
Powerdyne International, Inc.
45 Main Street
North Reading , Massachusetts 01864

       Re: Powerdyne International, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed May 8, 2024
           File No. 000-53259
Dear James O'Rourke:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology